Citigroup Inc.	Pricing Sheet No. 2013—CMTNH0023 dated February 1, 2013 relating to Preliminary Pricing Supplement No. 2013—CMTNH0023 dated February 1, 2013 Registration No. 333-172562 Filed Pursuant to Rule 433
700,000 ELKS® Based on the Common Stock of Netflix, Inc. Due August 6, 2013

PRICING TERMS – FEBRUARY 1, 2013
Underlying shares:	Shares of common stock of Netflix, Inc.
Pricing date:	February 1, 2013
Issue date:	February 6, 2013
Aggregate principal amount:	$7,000,000
Stated principal amount:	$10 per security
Coupon:	17.50% per annum (8.75% for the term of the securities)
Coupon payment dates:	The 6th of each month, commencing March 6, 2013 and ending on the maturity date
Maturity date:	August 6, 2013
What you will receive at maturity:
For each $10 security you hold at maturity, the final coupon payment plus:

▪ If a downside event occurs:             a number of underlying shares equal to the equity ratio (or, in our sole discretion, cash in an amount equal to the equity ratio multiplied by the closing price of the underlying shares on the valuation date)

▪ If a downside event does not occur: $10 in cash

You may lose some or all of your investment in the securities.  Although you will be subject to the risk of a decline in the price of the underlying shares, you should not expect to participate in any appreciation of the underlying shares over the term of the securities.

Downside event:
A downside event will occur if the closing price of the underlying shares is less than the downside threshold price on any scheduled trading day from but excluding the pricing date to and including the valuation date.

Downside threshold price:	$98.88 (60% of the initial share price)
Initial share price:	$164.80, the closing price of the underlying shares on the pricing date
Equity ratio:	0.06068, the stated principal amount divided by the initial share price
Valuation date:	August 1, 2013, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Listing:	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. The securities are designed to be held to maturity.
CUSIP / ISIN:	17318Q186 / US17318Q1866
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security	$10.00	$0.15	$9.85
Total	$7,000,000	$105,000	$6,895,000
 (1) For additional information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement. In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus. Unlike the coupon rate, the underwriting fee is not expressed on an annualized basis.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated February 1, 2013
Product Supplement No. ES-01-02 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

  The securities represent obligations of Citigroup Inc. only. Netflix, Inc. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.